November 5, 2024

Andrew Sandifer
CFO
FMC CORP
2929 Walnut Street
Philadelphia, PA 19104

       Re: FMC CORP
           10-K filed February 27, 2024 File No. 001-02376
Dear Andrew Sandifer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services